Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Changes To Summit Trust

TORONTO, July 23, 2012 – Bank of Montreal today announced that Summit Trust, a Bank securitization vehicle, no longer intends to issue asset-backed commercial paper (“ABCP”) maturing past October 15, 2012.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com